September 11, 2018

Kensaku Ichinose
Chief Financial Officer
Pepper Food Service Co., Ltd.
17th Floor, Olinas Tower
4-1-3 Taihei, Sumida-Ku
Tokyo, Japan

       Re: Pepper Food Service Co., Ltd.
           Registration Statement on Form 20-F
           Filed September 4, 2018
           File No. 001-38641

Dear Mr. Ichinose:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 20-F Filed September 4, 2018

Exhibits

1. Please file a signed and currently dated consent of your independent registered public accounting firm in accordance with Item 10.G of Part I of the Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Laura Nicholson at 202-551-
 Kensaku Ichinose
Pepper Food Service Co., Ltd.
September 11, 2018
Page 2

3584 with any other questions.



FirstName LastNameKensaku Ichinose           Sincerely,
Comapany NamePepper Food Service Co., Ltd.
                                             Division of Corporation Finance
September 11, 2018 Page 2                    Office of Transportation and
Leisure
FirstName LastName